UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Gleantap, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 24, 2018

Physical address of issuer
101 Summer Park Bend, Cedar Park, TX 78613

Website of issuer
https://gleantap.com

Current number of employees
5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$42,717.15	$172,977.76
Cash & Cash Equivalents	$30,536.99	$163,458.77
Accounts Receivable	$9,963.47	$9,518.99
Short-term Debt	$172,084.35	$77,859.60
Long-term Debt	$91,307.63	$253,679.00
Revenues/Sales	$519,023.61	$381,664.87
Cost of Goods Sold	$163,520.15	$127,014.27
Taxes Paid	$450.00	$1,230.00
Net Income	-$324,685.34	-$153,733.53

April 30, 2021

FORM C-AR

Gleantap, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Gleantap, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://gleantap.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 5
   The Business 5
RISK FACTORS 5
   Risks Related to the Company's Business and Industry 5
BUSINESS 13
   Description of the Business 13
   Business Plan 13
   History of the Business 13
   The Company's Products and/or Services 13
   Competition 14
   Customer Base 14
   Intellectual Property 14
   Governmental/Regulatory Approval and Compliance 15
   Litigation 15
   Other 15
DIRECTORS, OFFICERS AND EMPLOYEES 15
   Directors 15
   Officers of the Company 16
   Employees 17
CAPITALIZATION AND OWNERSHIP 17
   Capitalization 17

    Ownership 20
FINANCIAL INFORMATION 21
    Operations 21
    Liquidity and Capital Resources 21
    Capital Expenditures and Other Obligations..21
    Material Changes and Other Information 21
    Trends and Uncertainties..21
    Restrictions on Transfer 21
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 22
    Related Person Transactions 22
    Conflicts of Interest..22
OTHER INFORMATION 22
    Bad Actor Disclosure 22
EXHIBITS 25

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Gleantap, Inc. (the "Company") is a Texas Delaware Corporation, formed on April 24, 2018. The Company is currently also conducting business under the name of Gleantap Mastera.

The Company is located at 101 Summer Park Bend, Cedar Park, TX 78613.

The Company's website is https://gleantap.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Gleantap is a software platform that helps small businesses acquire, engage and retain customers through marketing automation and online teaching. We charge a monthly software subscription to use the platform.

RISK FACTORS

Risks Related to the Company's Business and Industry

Through our operations, we collect and store certain personal information of our customer's customer. This info is pulled from their CRM / Member database.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Our business could be negatively impacted by changes in TCPA laws or non-compliance of those laws

Our business sends and receives text messages through our application on behalf of our customers. This text marketing is subject to TCPA laws. While we make every effort to stay compliant, software glitches or user error could damage our reputation or could cause heavy penalties as damages in lawsuits. In addition, we can lose customers & revenue that can adversely affect our business. Moreover, the TCPA laws can change at any time requiring us to update our software & our practices to adapt to the new laws which can delay or halt services to our clients and can cause us to lose customers & revenue.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We depend on a few major clients for a substantial portion of our net sales.

For example, during fiscal year ended Dec, 2018, United Planet Fitness - Planet Fitness Franchise and Excel Fitness accounted for 57% & 22.8% percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of

operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including some of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining qualified personnel is important to our success. These demands may require us to hire additional personnel. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to

property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We pull & store personally identifiable data of customers of our clients in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business and competitive position.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sagar Babber, Shubham Sethi, Gabe Conville who are CEO, Legal Adviser, Head of Product, and Director of Sales of the Company. The Company has or intends to enter into employment agreements with Shubham Sethi although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shubham Sethi or Gabe Conville or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated somewhat in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of services from our third party vendors;

* our inability to adjust certain fixed costs and expenses for changes in demand;

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from customers looking for marketing technology to help them acquire & retain more members in the fitness & wellness industry. Demand for these technologies could be tied to economic and business cycles. Increases in the unemployment rate, specifically in the fitness & wellness industry and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the US and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by

third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Natural Disaster events such as COVID19 that will lead to shutdown of our client businesses resulting in loss of revenue for our company.

Events such as COVID19 that will change the way of life making social distancing the norm and shutting down retail businesses can result in loss of revenue. Any similar natural disaster event

that will inhibit our client's ability to pay us or their need for our product & services can pose a big risk to our sustainability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Gleantap is a software platform that helps small businesses acquire, engage and retain customers through marketing automation and online teaching. We charge a monthly software subscription to use the platform.

Business Plan

Our company currently has 2 products that are sold together and separate.
1. Gleantap - An AI-enabled marketing platform that helps fitness clubs and wellness studios acquire and retain more members through text, email, and Facebook engagement. Our focus here is to make this a self-serve platform for any business (fitness or beyond) to quickly sign up and start utilizing. We plan to partner with various platforms such as Shopify, Wordpress, etc by integrating and showcasing on their marketplace to provide a quick added value to those customers. Our business model is subscription based. We charge a monthly recurring fee starting at $99/mo per location.
2. Mastera - This is an online teaching platform for anyone looking to monetize their skill and start a knowledge business. Mastera was launched in March, 2021 and is a self-serve platform looking to scale globally. Our mission is to make knowledge easy to consumer and distribute. We are continuing to grow Mastera through paid ads, organic marketing, social channels and affiliate programs.

History of the Business

Gleantap came into existence as a spin-off of a previous company - Snyxius Technologies. Snyxius was in the software development business and was sold in 2018. Gleantap was separated from the Snyxius assets before the sale and was officially incorporated as Gleantap Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Gleantap Platform	The platform automates text, email & Facebook messages to members engaging them at the right moment to influence positive action.	Fitness Clubs Wellness Studios Family Entertainment Centers
Mastera	An online teaching platform that allows you to host live classes, on-demand videos, sell content, memberships & manage your entire knowledge business.	Personal Trainers Fitness Studios Anyone with a skill or passion looking to start a knowledge business

Gleantap just launched Mastera, a new brand/product which is an online platform for teachers & creators to start and grow their knowledge business. We plan to continue to evolve this platform and grow the business outside the fitness market.

We offer our platform through our websites - https://gleantap.com and https://mastera.io

Competition

The Company's primary competitors are Teachable, Kajabi, Podia.

With our current focus on Mastera, we compete with Teachable, Kajabi and Podia. These are knowledge platforms for businesses with a focus on selling courses. While Mastera is a lot more robust that allows people to host live classes, sell videos, courses, content & products. It also provides all the tools to run their entire business.

Customer Base

Our current customers include - multi-location fitness clubs, personal trainers, and some non-fitness retail locations.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90584224	Trademark Application	MASTERA	3/17/2021		USA

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/073,202	**Customer Relationship Management System**		Sep 1, 2020		USA

We have filed a provisional patent and have filed for a trademark for the name - Mastera.

Governmental/Regulatory Approval and Compliance

Our product has an SMS marketing feature that is regulated by the TCPA laws. Changes in the TCPA laws may affect that feature and will require us to make adjustments as needed.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 101 Summer Park Bend, Cedar Park, TX 78613

The Company conducts business in United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sagar Babber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO April 24, 2018 - Now

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Snyxius Technologies, CEO - Sep, 2008 - May 31, 2018 - Responsible for Growth & Strategy of the company - Oversee Hiring for the company and ensure the team is adequately staffed - Responsible for Identifying Services & Markets the company will be in - Identifying potential partnerships - Expand relationships with key clients & partners - Represent the company in industry events First Tek, Director of Strategy & Growth, Jun 1, 2018 - Jul 31, 2019 - Develop marketing strategies & business growth path for the Mobile & IoT side of the business - Review target market research to identify profitable US based partners & clients to generate new business for the company - Define success factors and critical milestones for strategic initiatives - Direct the mobile management & technical leadership teams within the organization. - Collaborate with the CEO & the Board to devise effective short & long term plans - Represent the company in technology conferences & events - Determine the direction of the mobile business and the need to develop new products & services to stay current in the market - Perform such other tasks as maybe assigned by Company from time to time

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sagar Babber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO April 24, 2018 - Now

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Snyxius Technologies, CEO - Sep, 2008 - May 31, 2018 - Responsible for Growth & Strategy of the company - Oversee Hiring for the company and ensure the team is adequately staffed - Responsible for Identifying Services & Markets the company will be in - Identifying potential partnerships - Expand relationships with key clients & partners - Represent the company in

industry events First Tek, Director of Strategy & Growth, Jun 1, 2018 - Jul 31, 2019 - Develop marketing strategies & business growth path for the Mobile & IoT side of the business - Review target market research to identify profitable US based partners & clients to generate new business for the company - Define success factors and critical milestones for strategic initiatives - Direct the mobile management & technical leadership teams within the organization. - Collaborate with the CEO & the Board to devise effective short & long term plans - Represent the company in technology conferences & events - Determine the direction of the mobile business and the need to develop new products & services to stay current in the market - Perform such other tasks as maybe assigned by Company from time to time

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	90,000
Voting Rights	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Common stockholders have the right to elect the Board of Directors.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The common stock will not limit, dilute or qualify the Crowd Notes and Crowd Safes being offered.

Type of security	Options
Amount outstanding	10,000
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Crowd Notes and Crowd Safes will be subject to dilution if/when the Options are exercised.

Type of security	Crowd Notes
Amount outstanding	254,679.00
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	55,000
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Revenue Financing
Name of creditor	Clearbanc
Amount outstanding	$111,255.40
Interest rate and payment schedule	9.9% Total, $9,271 Monthly
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

Type of debt	Revenue Financing
Name of creditor	Forward Financing
Amount outstanding	$3,000
Interest rate and payment schedule	40% Total, $150/day
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	AMEX
Amount outstanding	$41,806
Interest rate and payment schedule	5.99% APR, $5,027/mo
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$20,007
Interest rate and payment schedule	19.24% APR, Min $562
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

The total amount of outstanding debt of the company is $176,068.4.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	254,679.00	$254,679.00	Marketing/Sales, Product Development	December 16, 2019	Regulation CF
Crowd SAFE	55,000	$55,000.00	Product Development	November 12, 2020	Regulation CF

Ownership

A majority of the Company is owned by two people - Sagar Babber (85%) and Anthony Favazza (5%). The remaining 10% is blocked for ESOP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sagar Babber	85.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company closed a $55,000 crowdfunding round via Wefunder in Dec, 2020. This helped give us some additional runway to prepare for launch of our new product Mastera. Our current challenge is profitability and we hope to achieve that by end of 2021.

The company intends to scale both its product - Gleantap & Mastera beyond the fitness & wellness market. The company has converted the products into a self-serve model reducing sales / onboarding costs and allowing prospects to sign up on the website and self-onboard. This helps us scale the marketing and growth and we intend to focus on product marketing and conversion optimization for the next 12 months. Few objectives - 1. Bring our CAC under $100 2. Establish and scale an affiliate partnership channel 3. Grow to 1000 clients (online schools) with Mastera.

Liquidity and Capital Resources

On December 16, 2019 the Company conducted an offering pursuant to Regulation CF and raised $254,679.00.

On November 2019 the Company conducted an offering pursuant to Regulation CF and raised $55,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have revenue financing through Clearbanc and continue to receive additional capital as and when required.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO

or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sagar Babber
(Signature)

Sagar Babber
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sagar Babber
(Signature)

Sagar Babber
(Name)

CEO
(Title)

4/30/21
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sagar Babber, being the founder of Gleantap, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sagar Babber
(Signature)

Sagar Babber
(Name)

CEO
(Title)

4/30/21
(Date)

EXHIBITS

Exhibit A Financial Statements

Management Report

Gleantap

For the period ended December 31, 2020

Prepared on

April 15, 2021

Table of Contents

Profit and Loss...3

Balance Sheet...5

Profit and Loss

January - December 2020

	Total
INCOME	
Sales	519,023.61
Refunds	-23,458.39
Total Sales	**495,565.22**
Total Income	**495,565.22**
COST OF GOODS SOLD	
Data Center	87,488.13
Email and Messaging	76,032.02
Total Cost of Goods Sold	**163,520.15**
GROSS PROFIT	**332,045.07**
EXPENSES	
Business Logistics	
Car & Truck	
Gas & Fuel Expense	216.65
Parking & Tolls	193.08
Total Car & Truck	**409.73**
Insurance	1,450.80
Total Business Logistics	**1,860.53**
General Administrative Expenses	
Accounting Expense	5,897.66
Tax Preparation	750.00
Total Accounting Expense	**6,647.66**
Bank Charges & Fees	3,077.41
Computer Equipment	242.40
Consulting Services	4,741.80
Contractors	36,346.77
Legal Services	19,631.13
Meals & Entertainment	4,951.00
Merchant Fees	17,638.63
Office Furnitures	54.16
Office Space Rental	14,813.14
Office Supplies	12,551.66
Other Business Expenses	8,967.82
Payroll Expenses	
Employee Benefits	4,501.04
Payroll Processing	1,023.38
Payroll Salaries	340,471.63
Payroll Taxes	26,976.57
Total Payroll Expenses	**372,972.62**
Postage & Shipping	805.54
Recruiting	1,248.82
Reimbursable Expenses	362.20

	Total
Software Tools	24,261.38
Utilities	2,593.24
Total General Administrative Expenses	**531,907.38**
Interest Paid	6,354.25
Sales and Marketing	
Advertising	68,144.40
Domain Names	968.67
Total Advertising	**69,113.07**
Marketing	11,071.17
Sales and Commissions Payroll	1,221.72
Tradeshow Expense	
Tradeshow Registration	8,950.00
Travel	
Airfare Expense	860.83
Lodging Expense	441.93
Taxi Service	385.35
Total Travel	**1,688.11**
Total Tradeshow Expense	**10,638.11**
Total Sales and Marketing	**92,044.07**
Software Development	69,724.67
Taxes & Licenses	450.00
Total Expenses	**702,340.90**
NET OPERATING INCOME	-370,295.83
OTHER INCOME	
Other Miscellaneous Income	4,000.00
Total Other Income	**4,000.00**
OTHER EXPENSES	
Credit Card Rewards	-350.00
Home Office	3,807.18
Income Tax Expense	-45,067.67
Total Other Expenses	**-41,610.49**
NET OTHER INCOME	45,610.49
NET INCOME	**$ -324,685.34**

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (3553)	30,536.99
Total Bank Accounts	**30,536.99**
Accounts Receivable	
Accounts Receivable (A/R)	9,963.47
Total Accounts Receivable	**9,963.47**
Other Current Assets	
Deposit in Transit	2,216.69
Total Other Current Assets	**2,216.69**
Total Current Assets	**42,717.15**
TOTAL ASSETS	**$42,717.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express x73004	61,419.92
AMEX HH x3009	8,311.17
Chase Credit Card	18,378.30
Total Credit Cards	**88,109.39**
Other Current Liabilities	
Deferred Payroll Tax	16,444.89
Forward Financing Payable	8,305.00
Loans from Shareholder	25,935.61
Loans Payable	
Loan - Clearblanc	37,096.64
Total Loans Payable	**37,096.64**
Total Other Current Liabilities	**87,782.14**
Total Current Liabilities	**175,891.53**
Long-Term Liabilities	
PPP Small Business	38,635.00
SAFE Note	52,672.28
Total Long-Term Liabilities	**91,307.28**
Total Liabilities	**267,198.81**
Equity	
Additional Paid In Capital	991.00
Common Stock	9.00
Microventures - Crowdfunding	254,679.00
Retained Earnings	-155,475.32
Net Income	-324,685.34

	Total
Total Equity	-224,481.66
TOTAL LIABILITIES AND EQUITY	**$42,717.15**